08006071

Wienerberger

082-04316

Uncertain times call for clear strategies



Report on the First Three Quarters of 2008

Earnings Data		1-9/2007	1-9/2008	Chg. in %	Year-end 2007
Revenues	in € mill.	1,889.3	1,926.8	+2	2,477.3
EBITDA [1]	in € mill.	424.1	364.7	-14	551.2
EBIT [1]	in € mill.	284.3	212.4	-25	353.1
Profit before tax	in € mill.	287.7	160.9	-44	358.4
Profit after tax [2]	in € mill.	235.4	133.0	-44	295.8
Earnings per share	in €	2.87	1.28	-55	3.46
Adjusted earnings per share [3]	in €	2.74	1.65	-40	3.46
Free cash flow [4]	in € mill.	207.0	122.2	-41	293.8
Maintenance capex	in € mill.	82.5	71.7	-13	120.2
Growth investments	in € mill.	415.5	282.2	-32	525.4

Balance Sheet Data		31.12.2007	30.9.2008	Chg. in %
Equity [5]	in € mill.	2,672.7	2,669.1	0
Net debt	in € mill.	566.8	897.0	+58
Capital employed	in € mill.	3,060.2	3,371.4	+10
Balance sheet total	in € mill.	4,329.9	4,637.7	+7
Gearing	in%	21.2	33.6	-
Employees [6]		14,785	15,448	+4

Stock Exchange Data		1-12/2007	1-9/2008	Chg. in %
Share price high	in €	58.06	39.02	-33
Share price low	in €	32.84	15.15	-54
Share price at end of period	in €	37.93	18.98	-50
Shares outstanding (weighted) [7]	in 1,000	75,491	82,915	+10
Market capitalization at end of period	in € mill.	3,184.1	1,593.3	-50

Segments 1-9/2008 *in € mill. and%*	Central-East Europe		Central-West Europe		North-West Europe		North America		Investments and Other [8]	
Revenues	716.1	*(+10%)*	340.1	*(-2%)*	720.4	*(+7%)*	183.4	*(-29%)*	-33.2	*(+21%)*
EBITDA [1]	209.2	*(0%)*	36.3	*(-44%)*	125.0	*(-13%)*	12.8	*(-56%)*	-18.6	*(+17%)*
EBIT [1]	158.0	*(-3%)*	8.2	*(-76%)*	70.1	*(-28%)*	-2.3	*(<-100%)*	-21.6	*(+19%)*
Total investments	137.2	*(+65%)*	26.4	*(+26%)*	139.5	*(-46%)*	33.9	*(-74%)*	16.9	*(>100%)*
Capital employed	871.5	*(+26%)*	524.8	*(+9%)*	1,395.0	*(+8%)*	569.2	*(+6%)*	10.9	*(-11%)*
Employees [6]	5,871	*(+9%)*	2,404	*(-1%)*	4,861	*(+18%)*	2,092	*(-17%)*	220	*(+29%)*

1) Before restructuring costs and special write-downs
2) Before minority interest and accrued hybrid coupon
3) Before amortization of goodwill, restructuring costs and special write-downs and after hybrid coupon
4) Cash flow from operating activities minus cash flow from investing activities plus growth investments
5) Equity including minority interest and hybrid capital
6) Average number of employees for the period
7) Adjusted for treasury stock
8) Including Group eliminations and holding company costs; negative revenues are due to the offset of inter-company sales in this segment

Note: In the table of segment data, changes in% to the comparable prior year period are shown in brackets

Chief Executive's Review

Dear Shareholders,

The financial crisis spread to Europe during 2008 and led to a significant deterioration in the macroeconomic framework, above all in recent months. Construction activity remained sound throughout Eastern Europe, but weakened on most of the West European markets. The USA reported a drop in housing starts that was much stronger than forecasted at the beginning of 2008. In this difficult business environment, Wienerberger was able to increase revenues by 2% to € 1,926.8 million for the first nine months but operating EBITDA before restructuring costs fell 14% to € 364.7 million. This decline was the result of lower sales volumes, more flexible pricing and an inflation-based increase in costs that we could not pass on in full to the market as well as costs for idle capacity and the shutdown of production facilities.



Wolfgang Reithofer, Chief Executive Officer of Wienerberger AG

Financial crisis weakens the real economy

The influence of the financial crisis on the real economy has grown substantially in recent months. I see the current headcount reductions in the industrial and financial sector as omens of a worldwide crisis that will eventually affect all areas of business. Therefore I fear the market climate will continue to worsen during 2009. Eastern Europe now also shows clear signs of approaching economic weakness. These developments lead me to expect a 15% decline in operating EBITDA (before restructuring costs) for the current year or slightly higher if the market decline is stronger than expected (but no more than -20%).

Maximization of cash flows as top priority

In these uncertain times, liquidity is our top priority. We have adapted our strategy to reflect this shifting market environment, postponed growth projects and redefined our primary goal – which now calls for the maximization of cash flows to safeguard the healthy financial base and liquidity of the Wienerberger Group. The most important task is to adjust fixed costs as quickly as possible in order to match the current developments on our markets and in sales volumes. This past summer we already launched an extensive program to optimize our plant network. A total of 27 mostly older plants will be shut down or mothballed and eleven production lines will be closed on a temporary basis in 2008. These measures will not impair our ability to supply any of our markets because production has been relocated to other facilities. In addition, an extensive cost reduction program to cut administrative and selling expenses was started. A large part of this program was implemented earlier than originally planned. Nearly 1,400 Wienerberger employees will be affected by this restructuring. The costs for plant shutdowns totaled roughly € 30 million so far, whereby € 19 million represent restructuring costs and € 11 million special write-downs. We have also scheduled widespread plant closings during the winter as part of our active working capital management. Additional measures have been readied and can be implemented without delay if our markets should deteriorate further.

Financing already secured through end of 2010

This year Wienerberger will spend € 100 million on maintenance and a maximum of € 450 million for the completion of growth projects started earlier this year. In 2009 maintenance capex will be limited to € 80 million (approx. 40% of depreciation) and we will invest a maximum of € 100 million to complete the growth projects currently in progress. Our goal is to reduce net debt, which currently totals € 897 million. Wienerberger has liquid funds of € 180 million as well as € 290 million of undrawn committed credit lines at the end of September. In comparison, our refinancing requirements up to the end of 2010 amount to approx. € 475 million. Depending on the development of the economic environment, we plan to utilize free cash flow to pay a dividend and then direct the remaining funds to strengthen our capital base and provide liquidity. Wienerberger is supported by a healthy capital structure – we are well equipped to master the crisis and will emerge as a an even stronger market player.

Yours Wolfgang Reithofer

Financial Review

Revenues and EBITDA
as a % of 100



100
90
80
70
60
50
40
30
20
10
0
Q4 26% 25% Q4
Q3 29% 33% Q3
Q2 28% 30% Q2
Q1 17% 12% Q1
Q4 24% 23% Q4
Q3 27% 31% Q3
Q2 29% 31% Q2
Q1 20% 15% Q1
2006
2007
Revenues
EBITDA

Revenues Q1 - Q3
in € mill.



1,655.9
1,889.3
1,926.8
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
2006
2007
2008

EBITDA Q1 - Q3
in € mill.



351.6
424.1
364.7
500
400
300
200
100
50
0
2006
2007
2008

Earnings

Wienerberger recorded an increase of 2% in revenues to € 1,926.8 million for the first nine months of 2008 within the context of a progressively unfavorable economic environment. Growth was driven primarily by Central-East Europe, which reported an increase of 10% for the reporting period, while Central-West Europe registered a slight decline of 2% and North America a sharp drop of 29%. Revenues in North-West Europe rose by 7% due to the consolidation of Baggeridge and Sandtoft as well as modest increases in Belgium, the Netherlands and France. Negative currency translation effects of € 17.6 million, in particular resulting from a weaker US dollar and the British pound, had an adverse influence on revenues.

EBITDA before restructuring costs fell by 14% or € 59.4 million to € 364.7 million for the first three quarters of 2008. Weak demand on three important markets – the USA, Great Britain and Germany – had a negative impact of roughly € 61 million on EBITDA (excluding acquisitions), in particular due to the added costs resulting from the lower utilization of capacity. The decline in the number of housing starts in the USA was much more severe than expected at the beginning of 2008, and Germany marked a further drop in building permits from the historical low recorded in the previous year. As a consequence of these developments, EBITDA before restructuring costs fell by 56% to € 12.8 million in the North America segment and by 44% to € 36.3 million in the Central-West Europe segment. The earnings decline in North-West Europe, where EBITDA fell from € 143.2 million in the previous year to € 125.0 million, is attributable almost entirely to the collapse of the British market. Central-East Europe was able to hold EBITDA at the very good prior year level.

Wienerberger reacted quickly to the increasingly adverse macroeconomic situation, with the implemention of an extensive optimization program in July that involved the shutdown or mothballing of smaller, older plants. The major part of this program has already been completed with the closing of 16 plants over the past few months (this year a total of 27 plants will be shutdown or mothballed and 11 production lines will be closed on a temporary basis). The resulting costs totaled € 30.8 million for the first nine months, whereby € 19.6 million represent restructuring and optimization costs and € 11.2 million special write-downs. These costs were recorded primarily in Great Britain, Germany and the USA. We expect this program will add about another € 20 million of costs this year (thereof € 10 million of cash expenses and € 10 million of special write-downs), which will bring the total restructuring costs to about € 50 million in 2008.

As a consequence of the decline in operating earnings, Group EBIT after restructuring fell 36% to € 181.6 million for the first nine months of 2008. Financial results totaled € -20.7 million compared with € 3.4 million in the previous year, which included a book gain of € 10 million on the sale of securities. Income from investments in associates dropped from € 21.5 million in the prior year to € 16.7 million, reflecting an earnings decline at Pipelife that was caused by structural adjustments. The valuation of hedges had a negative effect of € 6.8 million on other financial results. Profit after tax decreased to € 133.0 million, which is 44% below the comparable prior year value of € 235.4 million. The tax rate equaled 17.3% and remained below the prior year level of 18.2%. Adjusted earnings per share totaled € 1.65 and represent a decrease of 40% from the prior year figure of € 2.74. The weighted average number of shares totaled 82.9 million for the first nine months.

Cash Flow

Decline in operating earnings leads to lower cash flow

Wienerberger generated gross cash flow of € 305.0 million for the first nine months, compared with € 359.8 million in the prior year. This development was triggered above all by the decline in operating profit and also by restructuring costs. Cash flow from operating activities fell from € 281.9 million to € 175.1 million, or by € 106.8 million, due to an increase in inventories and higher trade receivables. Cash outflows of € 353.9 million for investments and acquisitions comprise € 71.7 million of maintenance, replacement and rationalization investments (maintenance capex) and € 282.2 million of investments in new plant construction, capacity extensions and acquisitions (growth investments). A hybrid coupon of € 32.5 million was paid in February, and a dividend of € 120.1 million was distributed to shareholders in May.

Asset and Financial Position

Liquidity and protection of healthy capital base as top priorities in times of uncertainty

Group equity remained near the level at the beginning of 2008, equaling € 2,669.1 million as of September 30, 2008. Net profit for the first nine months and positive currency translation effects served as strengthening factors. In contrast, equity declined with the payment of the dividend and hybrid coupon as well as the purchase of treasury stock. Net debt of € 871.0 million as of June 30, 2008 increased only slightly to € 897.0 million as of September 30, 2008 (reflecting a gearing ratio of 33.6%). The primary goals of Wienerberger are to safeguard liquidity, to protect the group's healthy capital base and to reduce net debt. At the end of September Wienerberger had liquid funds of € 180 million as well as € 290 million of undrawn committed credit lines. In comparison, the refinancing requirements up to the end of 2010 amount to approx. € 475 million.

The Third Quarter of 2008

Q3 revenues at prior year level, significant decline in EBITDA

Group revenues for the third quarter matched the prior year level at € 663.2 million, but EBITDA before restructuring costs fell 23% to € 129.1 million. Central-East Europe was the only region to report an increase with impressive revenue growth of 17%, while all other segments recorded a decline in revenues for the months of July to September. This earnings decline is explained by the general weakness in new residential construction and the resulting lower demand for bricks, above all in Great Britain, Germany and the USA. Other negative factors for the development of earnings in Central-West Europe and Central-East Europe were more flexible pricing policies, especially in Italy, the Czech Republic and Slovakia, and an inflation-based increase in costs.

Revenues *in € mill.*	7-9/2007	7-9/2008	Chg. in %
Central-East Europe	223.8	261.4	+17
Central-West Europe	125.0	122.7	-2
North-West Europe	234.1	226.3	-3
North America	92.8	63.4	-32
Investments and Other [1]	-13.7	-10.6	+23
Wienerberger Group	**662.0**	**663.2**	**0**

EBITDA [2] *in € mill.*	7-9/2007	7-9/2008	Chg. in %
Central-East Europe	82.2	73.8	-10
Central-West Europe	28.9	18.4	-36
North-West Europe	53.7	35.3	-34
North America	10.0	5.3	-47
Investments and Other [1]	-7.3	-3.7	+49
Wienerberger Group	**167.5**	**129.1**	**-23**

1) Including Group eliminations and holding company costs; negative revenues due to the offset of inter-company sales in this segment.

2) Before restructuring costs and special write-downs

Segments

Q3 Revenues by Segment


5
4
1
3
2

1 Central-East Europe: 37%
2 Central-West Europe: 18%
3 North-West Europe: 37%
4 North America: 10%
5 Investements and Other: -2%

Q3 EBITDA by Segment


5
4
1
3
2

1 Central-East Europe: 57%
2 Central-West Europe: 10%
3 North-West Europe: 34%
4 North America: 4%
5 Investements and Other: -5%

Further revenue growth and slight earnings decline expected for the full year

Central-East Europe

Central-East Europe recorded an increase of 10% in revenues to € 716.1 million for the first nine months of 2008, while earnings reflected the prior year level with EBITDA before restructuring of € 209.2 million. The margin in this segment represented a sound 29.2%, but declined year-on-year as the result of inflation-based cost increases that could not be offset in full through price adjustments. With a 37% share of Group revenues, Central East Europe generated 57% of EBITDA for the reporting period.

Poland followed solid growth during the first half of this year with an increase in sales volumes for the third quarter. In Bulgaria and Romania, where new production capacity came on line in autumn 2007, Wienerberger recorded significant growth in sales volumes, while momentum on the market in Russia weakened during the last month. The growing budget crisis in Hungary triggered a decline in new residential construction and subsequent slowdown in the demand for bricks. In the Czech Republic and Slovakia, greater flexibility in pricing and the introduction of sales promotions were successful in notably reducing imports from Germany. However, sales volumes fell on both markets during the first nine months and led to lower revenues and earnings because of the inflation-based increase in costs. Semmelrock and Bramac reported an improvement in revenues and earnings as well as a slight decline in margins for the reporting period.

We are forecasting moderate revenue growth for this segment up to the end of 2008. This positive development will be supported by an increase in sales volumes in Poland, Bulgaria and Romania that should offset lower sales volumes in Hungary, the Czech Republic and Slovakia. However, earnings in this region are expected to decline slightly from the previous high level because of the inflationary impact on production costs, in particular rising energy prices during the first half of the year, as well as more flexible pricing policies in the Czech Republic and Slovakia during recent months. We have already implemented the optimization measures for the plant network that were approved during the summer and closed six older, smaller factories in Poland, the Czech Republic and Hungary as scheduled. The tense economic situation in Hungary and the resulting market weakness will lead to the mothballing of another plant later this year. For 2009 we assume the effects of the financial crisis will also be felt in Central-East Europe and consequently bring about a decline in new residential construction throughout the region. However, Wienerberger should develop better than the market because one of our key segments – single family housing construction – should be affected to a lesser extent and the market share of bricks continues to grow steadily, in particular the premium product segment in individual countries.

Central-East Europe		1-9/2007	1-9/2008	Chg. in %
Revenues	*in € mill.*	651.4	716.1	+10
EBITDA[1]	*in € mill.*	209.0	209.2	0
EBIT[1]	*in € mill.*	162.1	158.0	-3
Total investments	*in € mill.*	83.2	137.2	+65
Capital employed	*in € mill.*	694.3	871.5	+26
Employees		5,390	5,871	+9
Sales volumes clay blocks	*in mill. NF*	3,104	3,199	+3
Sales volumes pavers	*in mill. m²*	7.23	7.29	+1
Sales volumes concrete roof tiles [2]	*in mill. m²*	14.99	15.58	+4

1) Before restructuring costs and special write-downs
2) Sales volumes are not proportional, but reflect 100%

Central-West Europe

Weak markets lead to decline in earnings for Central-West Europe

Revenues in Central-West Europe declined by a slight 2% to € 340.1 million for the first nine months, but EBITDA fell year-on-year by nearly half to € 36.3 million. These results reflected the disappointing development of single and multi-family housing construction in Germany as well as the growing pressure on brick prices in a declining Italian market. Central-West Europe recorded 18% of revenues and 10% of Group EBITDA during the first three quarters of 2008.

Germany: disappointing trend in housing completions

New residential construction in Germany has remained weak throughout 2008. After falling to a historical low in 2007, the number of building permits continued to decline this year. The renovation market, which is a key driver for sales of clay roof tiles (65% of clay roof tiles are sold in this segment), also failed to provide positive impulses. However, Wienerberger was able to nearly offset the market declines in roof tiles with an increase in market share through the launch of new products (roof tiles with stormfix system) and thereby hold sales volume of roof tiles at the prior year level. The increase in sales volumes of facing bricks resulted chiefly from the consolidation of Bockhorner Klinkerwerke, which was acquired in 2007. Plant shutdowns at the beginning of the year to manage high inventories as well as the lower utilization of capacity were responsible for earnings declines. As part of the restructuring program, four plants in this segment will be closed. Extensive shutdowns during the winter are also planned to control working capital.

Residential construction declines from high level in Switzerland and Italy

In Italy, where new residential construction has been on a downturn since the start of the year, increasing pressure on brick prices has had a significant negative effect on earnings. Revenues and earnings in Switzerland reached the prior year levels, in spite of growing weakness on the market for single and multi-family housing construction.

Significant lower earnings forecasted for this segment in 2008

For Central-West Europe, we expect the market weakness will bring about a significant year-on-year decline in earnings for 2008. Additional negative factors will be the costs for shutdowns and idle capacity in Germany as well as lower earnings in Italy. In spite of positive effects from the restructuring program, we are approaching 2009 with subdued expectations for revenues and earnings because of the unfavorable economic outlook for the countries in this segment.

Central-West Europe		1-9/2007	1-9/2008	Chg. in %
Revenues	*in € mill.*	346.3	340.1	-2
EBITDA [1]	*in € mill.*	65.4	36.3	-44
EBIT [1]	*in € mill.*	34.8	8.2	-76
Total investments	*in € mill.*	20.9	26.4	+26
Capital employed	*in € mill.*	480.5	524.8	+9
Employees		2,424	2,404	-1
Sales volumes clay blocks	*in mill. NF*	1,253	1,243	-1
Sales volumes facing bricks	*in mill. WF*	96	109	+14
Sales volumes clay roof tiles [2]	*in mill. m^2*	6.82	6.73	-1

1) Before restructuring costs and special write-downs
2) Sales volumes of clay roof tiles include accessories

North-West Europe

Revenue growth in North-West Europe through consolidation of Baggeridge and Sandtoft

This segment recorded an increase of 7% in revenues to € 720.4 million for the first three quarters, but EBITDA fell 13% to € 125.0 million. Results were influenced by the weak British pound, which had a negative effect of € 22.5 million on revenues and € 2.2 million on EBITDA. Revenues rose slightly in Belgium, the Netherlands and France, while the slump in new residential construction in Great Britain was offset by the consolidation of Baggeridge and Sandtoft. However the strong inflation-based increase in costs, above all through higher energy prices during the first half year, as well as the lower utilization of capacity in Great Britain led to a decline in margins for this segment. North-West Europe was responsible for 37% of Group revenues and 34% of EBITDA.

Higher revenues in Belgium, France, Netherlands and Great Britain but decline in margins

The high pace of activity on the residential construction and renovation markets in Belgium continued during the first nine months. In spite of an increase in costs, margins reached the prior year level as a result of the optimization of the plant network in recent years and a moderate improvement in revenues and earnings. In France, the financial crisis had a progressively negative effect on the already weakening residential construction market during the third quarter. An increase in the market share of clay blocks at the expense of concrete as well as stable activity on the renovation market allowed Wienerberger to record a moderate improvement in revenues, but earnings fell slightly in the wake of rising energy prices. The Netherlands registered revenue growth based on a stable brick market, above all due to higher sales volumes of clay pavers, but margins were somewhat lower because of an increase in merchandise sales. In Great Britain, the integration of Baggeridge and Sandtoft supported an increase in revenues despite the collapse of new residential construction in mid-April, but earnings were negatively influenced by the substantial drop in sales volumes and lower utilization of capacity.

Slight increase in revenues, lower earnings expected for 2008

We are forecasting a slight increase in revenues but lower earnings for the North-West Europe segment in 2008. A total of twelve plants in the region will be shutdown or mothballed this year, with more than half located in Great Britain. Extensive plant closings are also planned for the winter months, above all on the British market, in order to manage inventories. For 2009 we expect a further decline in new residential construction, both in Great Britain and Continental Europe.

North-West Europe		1-9/2007	1-9/2008	Chg. in %
Revenues	*in € mill.*	674.9	720.4	+7
EBITDA [1]	*in € mill.*	143.2	125.0	-13
EBIT [1]	*in € mill.*	97.9	70.1	-28
Total investments	*in € mill.*	258.8	139.5	-46
Capital employed	*in € mill.*	1,285.8	1,395.0	+8
Employees		4,127	4,861	+18
Sales volumes clay blocks	*in mill. NF*	899	893	-1
Sales volumes facing bricks	*in mill. WF*	1,310	1,243	-5
Sales volumes clay roof tiles [2]	*in mill. m²*	9.80	13.10	+34

1) Before restructuring costs and special write-downs
2) Sales volumes of clay roof tiles include accessories

North America

Continued sharp drop in US new residential construction

The residential construction market in the USA continued to contract sharply during the third quarter. Despite a positive contribution from the initial consolidation of Arriscraft (Canada), revenues fell by 29% to € 183.4 million and EBITDA by 56% to € 12.8 million for the first nine months. This development was intensified by the weak US dollar, which had a negative effect of € 21.3 million on revenues and € 0.7 million on EBITDA. A sharp drop in sales volumes in the USA and costs resulting from the lower utilization of production capacity had a negative impact on revenues and earnings. In spite of the difficult market environment and rising pressure on prices, average selling prices remained stable during the reporting period. The Canadian manufactured stone producer Arriscraft, which generates roughly one-half of its revenues from non-residential construction, reported sound development and an increase in earnings for the first nine months. North America contributed 10% of Group revenues and 4% of EBITDA.

Two additional plant shutdowns in USA

As a reaction to the continuing market weakness, the extensive plant shutdowns in 2006 and 2007 were followed by the closing of two additional plants and extensive cost savings measures in the administrative and sales areas this year.

NAHB forecasts a drop of roughly 30% in housing starts for 2008

The NAHB (National Association of Home Builders) made another downward adjustment to its forecast for 2008 in October, and is now predicting a total of only 936,000 housing starts or a decline of roughly 30% for the full year. The supply of unfinished homes reached 1.2 million in September (thereof 400,000 newly constructed), which represents coverage of 10.5 months based on the current level of demand. We therefore assume the market will remain very weak over the next 12 months, and expect a further drop in sales volumes for the North America segment by the end of this year.

North America		1-9/2007	1-9/2008	Chg. in %
Revenues	*in € mill.*	258.7	183.4	-29
EBITDA [1]	*in € mill.*	28.8	12.8	-56
EBIT [1]	*in € mill.*	16.2	-2.3	<-100
Total investments	*in € mill.*	132.2	33.9	-74
Capital employed	*in € mill.*	535.4	569.2	+6
Employees		2,520	2,092	-17
Sales volumes facing bricks	*in mill. WF*	725	439	-39

1) Before restructuring costs and special write-downs

Investments and Other

Pipelife is consolidated at equity in this segment

The Investments and Other segment is comprised primarily of the holding company and related costs, the brick activities in India as well as the non-core businesses of the Wienerberger Group (above all real estate). Revenues rose by 17% to € 10.8 million and EBITDA by 17% to € -18.6 million during the first three quarters of 2008. The 50% investment in Pipelife is consolidated at equity and is therefore not included in the operating results of this segment.

Investments and Other [2]		1-9/2007	1-9/2008	Chg. in %
Revenues	*in € mill.*	9.2	10.8	+17
EBITDA [1]	*in € mill.*	-22.3	-18.6	+17
EBIT [1]	*in € mill.*	-26.7	-21.6	+19
Capital employed	*in € mill.*	12.2	10.9	-11
Employees		171	220	+29

1) Before restructuring costs and special write-downs
2) Revenues excluding Group eliminations, earnings including holding company costs

Interim Financial Statements (IFRS) Wienerberger Group

Income Statement

in TEUR	7-9/2008	7-9/2007	1-9/2008	1-9/2007
Revenues	663,144	662,000	1,926,786	1,889,320
Cost of good sold	-424,930	-390,886	-1,233,093	-1,151,0 14
Gross profit	**238,214**	**271,114**	**693,693**	**738,306**
Selling expenses	-123,211	-117,926	-361,846	-341,182
Administrative expenses	-36,609	-38,906	-114,412	-109,878
Other operating expenses	-10,447	-9,579	-28,843	-29,126
Other operating income	8,494	13,081	23,829	26,214
Amortization of goodwill	0	0	0	0
Operating profit before restructuring	**76,441**	**117,784**	**212,421**	**284,334**
Restructuring costs and special write-downs	-25,030	0	-30,832	0
Profit after restructuring	**51,411**	**117,784**	**181,589**	**284,334**
Income from investments in associates	6,763	7,515	16,719	21,511
Interest and similar income	11,766	8,971	36,368	32,444
Interest and similar expenses	-22,660	-21,330	-67,233	-67,142
Other financial results	-4,333	3,119	-6,513	16,558
Financial results	**-8,464**	**-1,725**	**-20,659**	**3,371**
Profit before tax	**42,947**	**116,059**	**160,930**	**287,705**
Income taxes	-8,554	-20,777	-27,900	-52,311
Profit after tax	**34,393**	**95,282**	**133,030**	**235,394**
Thereof attributable to minority interest	456	1,512	2,316	4,106
Thereof share planned for hybrid capital holders	8,170	8,125	24,331	20,854
Thereof attributable to equity holders	**25,767**	**85,645**	**106,383**	**210,434**
Adjusted earnings per share before non-recurring items (in EUR)	**0.61**	**1.17**	**1.65**	**2.74**
Earnings per share (in EUR)	**0.31**	**1.17**	**1.28**	**2.87**
Diluted earnings per share (in EUR)	**0.31**	**1.17**	**1.28**	**2.87**

Segment Reporting

1-9/2008 in TEUR	Central-East Europe	Central-West Europe	North-West Europe	North America	Investments and Other [2]	Group Eliminations	Wienerberger Group
Third party revenues	712,568	320,152	709,221	183,350	416		**1,925,707**
Inter-company revenues	3,516	19,946	11,153	0	10,370	-43,906	**1,079**
Total revenues	716,084	340,098	720,374	183,350	10,786	-43,906	**1,926,786**
EBITDA [1]	209,221	36,273	125,006	12,802	-18,618		**364,684**
EBIT [1]	157,974	8,171	70,067	-2,323	-21,468		**212,421**
Total investments	137,226	26,432	139,538	33,911	16,792		**353,899**
Capital employed	871,487	524,830	1,395,049	569,162	10,887		**3,371,415**
Employees	5,871	2,404	4,861	2,092	220		**15,448**
1-9/2007							
Third party revenues	643,891	322,955	662,191	258,722	298		**1,888,057**
Inter-company revenues	7,522	23,319	12,698	0	8,884	-51,159	**1,264**
Total revenues	651,413	346,274	674,889	258,722	9,181	-51,159	**1,889,320**
EBITDA [1]	208,974	65,352	143,247	28,755	-22,264		**424,064**
EBIT [1]	162,106	34,798	97,892	16,201	-26,663		**284,334**
Total investments	83,181	20,861	258,845	132,158	2,987		**498,032**
Capital employed	694,283	480,484	1,285,800	535,361	12,234		**3,008,162**
Employees	5,390	2,424	4,127	2,520	171		**14,632**

1) Before restructuring costs and special write-downs
2) The Investments and Other segment includes holding company costs

Balance Sheet

in TEUR	30.9.2008	31.12.2007
ASSETS		
Intangible assets	794,858	764,160
Property, plant and equipment	2,106,186	1,945,827
Investment property	28,622	26,511
Investments in associates	168,328	150,002
Other financial assets	26,243	29,253
Deferred tax assets	45,247	45,379
Non-current assets	**3,169,484**	**2,961,132**
Inventories	754,519	669,761
Trade receivables	331,308	211,006
Other current receivables	124,168	105,757
Securities and other financial assets	78,528	88,830
Cash and cash at bank	179,669	293,373
Current assets	**1,468,192**	**1,368,727**
Total Assets	**4,637,676**	**4,329,859**
EQUITY AND LIABILITIES		
Issued capital	83,948	83,948
Share premium	829,327	829,408
Hybrid capital	492,896	492,896
Retained earnings	1,384,685	1,407,720
Treasury stock	-40,697	-31,379
Translation reserve	-108,357	-135,877
Minority interest	27,319	25,993
Equity	**2,669,121**	**2,672,709**
Employee-related provisions	72,245	76,210
Provisions for deferred taxes	147,607	125,045
Other non-current provisions	69,329	64,653
Long-term financial liabilities	934,258	819,092
Other non-current liabilities	49,053	45,685
Non-current provisions and liabilities	**1,272,492**	**1,130,685**
Other current provisions	62,385	47,513
Short-term financial liabilities	220,956	129,871
Trade payables	201,194	186,405
Other current liabilities	211,528	162,676
Current provisions and liabilities	**696,063**	**526,465**
Total Equity and Liabilities	**4,637,676**	**4,329,859**

Changes in Equity Statement

	2008			2007		
in TEUR	Group	Minority interest	Total	Group	Minority interest	Total
Balance on 1.1.	**2,646,716**	**25,993**	**2,672,709**	**1,564,007**	**27,436**	**1,591,443**
Net profit/minority interest	130,714	2,316	133,030	231,288	4,106	235,394
Dividend payments/hybrid coupon	-152,609	-1,854	-154,463	-94,923	-1,236	-96,159
Foreign exchange adjustment	25,951	1,171	27,122	-2,847	198	-2,649
Foreign exchange adjustment to investments in associates	1,569	0	1,569	-293	0	-293
Hedging reserves	-2,325	2	-2,323	-10,047	21	-10,026
Capital increase/decrease	0	4,515	4,515	492,896	0	492,896
Increase/decrease in minority interest	0	-4,824	-4,824	0	1,135	1,135
Increase/decrease in treasury stock	-9,318	0	-9,318	-1,146	0	-1,146
Expenses from stock option plans	1,495	0	1,495	2,198	0	2,198
Other changes	-391	0	-391	-4,174	0	-4,174
Balance on 30.9.	**2,641,802**	**27,319**	**2,669,121**	**2,176,959**	**31,660**	**2,208,619**

Cash Flow Statement

in TEUR	1-9/2008	1-9/2007
Profit before tax	160,930	287,705
Depreciation and amortization	152,263	139,730
Non-recurring write-downs related to restructuring	11,179	0
Write-ups of fixed and financial assets	-37	-74
Increase/decrease in long-term provisions	19,333	-6,661
Income from associates	-16,719	-21,511
Income/loss from the disposal of fixed and financial assets	-4,059	-2,954
Interest result	30,865	34,698
Interest paid	-66,898	-60,463
Interest received	34,141	26,200
Income taxes paid	-16,023	-36,836
Gross cash flow	**304,975**	**359,834**
Increase/decrease in inventories	-74,490	-78,062
Increase/decrease in trade receivables	-111,307	-70,250
Increase/decrease in trade payables	8,640	-17,640
Increase/decrease in other net current assets	32,588	49,508
Changes in non-cash items resulting from foreign exchange translation	14,671	38,466
Cash flow from operating activities	**175,077**	**281,856**
Proceeds from the sale of assets	20,283	12,029
Purchase of property, plant and equipment and intangible assets	-260,864	-211,834
Payments made for investments in financial assets	-7,153	-2,883
Increase/decrease in securities and other financial assets	5,657	-1,425
Net payments made for the acquisition of companies	-93,035	-286,198
Net proceeds from the sale of companies	0	0
Cash flow from investing activities	**-335,112**	**-490,311**
Increase/decrease in long-term financial liabilities	117,097	87,660
Increase/decrease in short-term financial liabilities	92,977	-264,960
Dividends paid by Wienerberger AG	-120,109	-94,923
Hybrid coupons paid	-32,500	0
Dividends paid to minority shareholders and other changes in minority capital	-2,330	-1,236
Dividend payments from associates	0	3,086
Capital increase Wienerberger AG (hybrid capital)	0	492,896
Cash inflows from exercise of stock options	0	8,072
Purchase of treasury stock	-9,318	-13,392
Cash flow from financing activities	**45,817**	**217,203**
Change in cash and cash at bank	**-114,218**	**8,748**
Effects of exchange rate fluctuations on cash held	514	-27
Cash and cash at bank at the beginning of the period	293,373	193,531
Cash and cash at bank at the end of the period	**179,669**	**202,252**

Notes to the Interim Financial Statements

Basis of Preparation

The interim report as of September 30, 2008 was prepared in accordance with the principles set forth in International Financial Reporting Standards, Guidelines for Interim Reporting (IAS 34). The accounting and valuation methods in effect on December 31, 2007 remain unchanged. For additional information on the accounting and valuation principles, see the financial statements as of December 31, 2007, which form the basis for this interim financial statement. Wienerberger manages its business on a regional basis, which gives local operating management responsibility for all products within a country. Segment reporting reflects the regional focus of the Wienerberger Group.

Consolidation Range

The consolidated financial statements include all major Austrian and foreign companies in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. Joint venture companies of the Schlagmann and Bramac Groups are consolidated on a proportional basis at 50%. The clay paver producer Bockhorner Klinker in Germany as well as IGM Backa Nova in Serbia, which was acquired at the end of 2007, were fully consolidated as of January 1, 2008. As of January 11, 2008 Wienerberger acquired a 74% stake in Sandtoft, the third largest producer of clay roof tiles in Great Britain and initially consolidated the company as of this date. Roughly 74% of this stake were acquired in exchange for a cash payment, while the remaining shares can be sold to Wienerberger through the exercise of a put option that was granted to the sellers. This option is included under non-current financial liabilities, and the related minority interests in earnings are therefore reported under interest expense. The brick activities of Wienerberger in India were included in the consolidated financial statements for the first time through the initial consolidation of Wienerberger Brick Industry Private Limited at the beginning of the reporting year. A tract of land was purchased through Wienerberger Statybine Keramika in preparation for the construction of the first plant in Lithuania; this company was initially consolidated as of June 1, 2008.

The first three quarters of the prior year from January 1, 2007 to September 30, 2007 only included the following companies for part of the reporting period: the French Briqueterie Bar Frères (consolidated as of April 1, 2007), the Dutch building materials company Bos en Vermeer B.V. (consolidated as of July 1, 2007), Baggeridge PLC in Great Britain and Korevaar in the Netherlands (both consolidated as of July 1, 2007) as well as the Canadian Arriscraft International (consolidated as of 20.7.2007). The Italian brick company RIL Laterizi S.p.a. (consolidated as of December 1, 2007) and the Austrian Salzburger Ziegelwerk GmbH & Co KG (consolidated as of December 31, 2007) were not included in the consolidation range for the first three quarters of the prior year. Changes in the consolidation range increased revenues by TEUR 108,155 and EBITDA by TEUR 12,936 for the period from January 1, 2008 to September 30, 2008.

Seasonality

The sales volumes recorded by Wienerberger during the first and last months are lower than at mid-year due to the negative impact of the weather on construction activity. These seasonal fluctuations are demonstrated by data from the first or fourth quarters of the year, which generally lie below results for the second and third quarters.

Wienerberger Hybrid Capital

On February 9, 2008 Wienerberger AG paid a TEUR 32,500 coupon for the hybrid capital that was issued in 2007. The hybrid capital is reported as a component of equity and therefore the coupon payment is shown as part of the use of earnings on the changes in equity statement. The issue costs and discount were deducted from retained earnings. The proportional share of the accrued coupon interest for the first nine months of 2008 equaled TEUR 24,330; this amount was reflected in the calculation of earnings per share and led to a reduction of EUR 0.29 in earnings per share.

Notes to the Income Statement

Group revenues rose by 2% over the comparable prior year period to TEUR 1,926,786. EBITDA before restructuring costs totaled TEUR 364,684, which is 14% below the comparable prior year value of TEUR 424,064.

The restructuring costs recognized as expenses for the reporting period totaled TEUR 30,832, whereby TEUR 11,179 represent special write-downs and TEUR 19,653 cash restructuring and optimization measures. The major part of these costs is related to redundancy plans and expenses for the permanent or temporary shutdown of plants. Profit after restructuring costs and special write-downs equaled TEUR 181,589, compared with TEUR 284,334 in the prior year and reflects a decline of 36%.

The number of shares outstanding as of September 30, 2008 was 83,947,689. Treasury stock totaled 1,113,603 as of the balance sheet date, and was deducted in the calculation of earnings per share. The weighted average number of shares outstanding from January 1, 2008 to September 30, 2008 was 82,915,442.

Notes to the Cash Flow Statement

Gross cash flow of TEUR 304,975 for the first nine months was 15% lower than the comparable prior year figure, which was influenced by non-recurring income of TEUR 10,007 from the sale of securities. Cash outflows of TEUR 353,899 for investments and acquisitions include TEUR 71,706 of maintenance, replacement and rationalization investments (maintenance capex) and TEUR 282,193 of acquisitions and the construction or expansion of plants (growth investments).

Notes to the Balance Sheet

Maintenance capex and growth investments for the first nine months of 2008 increased non-current assets by TEUR 260,864. Net debt rose by TEUR 330,257 to TEUR 897,017, above all due the payment of the TEUR 32,500 hybrid coupon in February, a dividend of TEUR 120,109 in May and investment activity. Positive, non-recognized currency translation adjustments of TEUR 28,690 for the first nine months of 2008 were generated primarily in Poland, the Czech Republic and the USA. These effects were partly offset by negative differences in Great Britain. The hedging reserve decreased by TEUR 2,323; TEUR -338 of changes in the market value of available-for-sale securities were recognized directly in equity. During the period from March 4, 2008 to March 28, 2008 Wienerberger repurchased 300,000 shares of its stock for TEUR 9,318 to service the stock option plan. Profit after tax for the first nine months increased equity by TEUR 133,030.

In December 2006, the German cartel authorities carried out searches at the offices of all major clay roof tile producers located in Germany. These investigations were conducted in connection with suspected agreements in restraint of competition, and also involved Koramic Dachprodukte GmbH & Co KG, a 100% subsidiary of Wienerberger AG in Germany. Wienerberger has reasons to believe the cartel authorities will issue a decision later this year. A provision was not created as of September 30, 2008 because the possible outcome of the proceedings and the potential impact cannot be estimated at this time.

Statement by the Managing Board

The Managing Board of Wienerberger AG hereby declares to the best of its knowledge and belief that this unaudited quarterly report provides a true and fair view of the asset, financial and earnings position of the group in agreement with International Financial Reporting Standards (IFRSs), as adopted by the EU.

The Managing Board of Wienerberger AG
Vienna, November 12, 2008

W. Reithofer H. Scheuch W. Van Riet J. Windisch

Financial Calendar

November 12, 2008	Third Quarter Results for 2008
November 20/21, 2008	Capital Markets Day 2008 in Kortrijk, Belgium (cancelled)
January 24, 2009	*Start of the quiet period*
February 12, 2009	Preliminary Results for 2008
March 3, 2009	*Start of the quiet period*
March 24, 2009	2008 Final Results: Press and Analysts Conference in Vienna
March 25, 2009	2008 Final Results: Analysts Conference in London
April 20, 2009	*Start of the quiet period*
May 6, 2009	First Quarter Results for 2009
May 14, 2009	140th Annual General Meeting in the Austria Center Vienna
May 19, 2009	Deduction of dividends for 2008 (ex-day)
May 20, 2009	First day of payment for 2008 dividends
July 20, 2009	*Start of the quiet period*
August 18, 2009	Results for the First Six Months of 2009: Press and Analysts Conference in Vienna
August 19, 2009	Results for the First Six Months of 2009: Analysts Conference in London
October 12, 2009	*Start of the quiet period*
November 6, 2009	Third Quarter Results for 2009

Information on the Company and the Wienerberger Share

Investor Relations Officer	Barbara Braunöck
Shareholders' Telephone	+43 (1) 601 92-463
E-Mail	communication@wienerberger.com
Internet	www.wienerberger.com
Vienna Stock Exchange	WIE
Reuters	WBSV.VI
Thomson Financial	WIE-VI
Bloomberg	WIE AV
Datastream	O: WNBA
ADR Level 1	WBRBY
ISIN	AT0000831706

Wienerberger Online Annual Report 2007
http://annualreport.wienerberger.com

The Report on the First Three Quarters of 2008 is available in German and English.



END